UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:	
Commissions	$ 37,434,269
Advisory fees	10,253,953
Principal transactions	9,147,732
Asset-based fees	8,430,145
Interest and dividends	149,228
Referral fees	70,195
Other income	645,483
Total revenues	66,131,005
EXPENSES:	
Salaries and employee benefits	41,124,860
Management fees	23,206,638
Clearing expenses	5,372,273
Occupancy and equipment	3,800,210
Analytical and information services	1,101,056
Regulatory fees	865,690
Professional services	769,814
Travel and conferences	640,546
Operational losses	774,764
Communications	401,020
Interest expense	18,694
Other expenses	1,640,527
Total expenses	79,716,093
LOSS BEFORE INCOME TAXES	(13,585,088)
INCOME TAX BENEFIT	(5,337,581)
NET LOSS	$ (8,247,507)